# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DocGo Inc., CIK 0001822359
CUSIP: 256086109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 685 Third Ave, 9th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 02/24/2026
Amends the filing with accession number 0001213900-21-059465
Filed by CIK 0001409310
Persons authorized to receive notices and communications: Stanley Vashovsky, 363 Yale Ave, Woodmere, New York (NY), 11598, 718-306-2542

## Reporting persons
- Vashovsky Stanley (CIK 0001409310): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 241,348; shared voting power 0; sole dispositive power 241,348; shared dispositive power 0; aggregate amount beneficially owned 241,348 (0.2% of the class)
  Comment: Item 13 is based on 97,813,372 shares of Common Stock outstanding as of November 7, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed on November 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: DocGo Inc.
Address of issuer's principal executive offices: 685 Third Ave, 9th Floor, New York, New York (NY), 10017
Comment: This Amendment No. 2 ("Amendment No. 2") to Schedule 13D (as amended, the "Schedule 13D") is filed by Stanley Vashovsky ("Mr. Vashovsky") and amends the initial statement on Schedule 13D filed by Mr. Vashovsky on November 15, 2021, as amended by Amendment No. 1 to Schedule 13D filed by Mr. Vashovsky on November 29, 2024 (the "Amended Filing"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Amended Filing. Capitalized terms used but not defined have the meaning given them in the Amended Filing.

## Item 2. Identity and Background
Name of person filing: Stanley Vashovsky
Residence or business address: The principal address of Mr. Vashovsky is 363 Yale Ave, Woodmere, NY11598.
Present principal occupation or employment: Mr. Vashovsky is retired.
Criminal convictions in the last five years: During the last five years, Mr. Vashovsky has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Vashovsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Vashovsky is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Vashovsky received 13,160,962 shares of Common Stock pursuant to the Merger Agreement as consideration for his securities held in Ambulnz.

On December 9, 2021, in connection with his service as Chief Executive Officer of the Company, Mr. Vashovsky received a grant under the DocGo Inc. 2021 Stock Incentive Plan (the "Plan") of options to purchase 1,018,932 shares of Common Stock (the "Options"). As of March 31, 2025, the date of the expiration of the Consulting Agreement (as defined in Item 6 hereto), 75% of such Options were vested. In accordance with the terms of the Plan and the applicable award agreement, the unvested Options were forfeited and canceled as of such date, and the remaining Options expired unexercised 90 days thereafter.

On March 16, 2023, for his prior service as Chief Executive Officer of the Company, Mr. Vashovsky received a grant under the Plan of 127,379 fully vested shares of Common Stock in lieu of his 2022 annual cash bonus, net of shares withheld for taxes and other payroll withholdings.

On May 12, 2023, November 10, 2023, December 12, 2023 and March 15, 2024, Mr. Vashovsky received grants under the Plan of 9,234, 27,797, 15,307 and 21,721 fully vested shares of Common Stock, respectively, each as compensation for his service as non-executive Chair of the Company's Board of Directors (the "Board").

On August 19, 2024, November 14, 2024 and March 7, 2025, Mr. Vashovsky received grants under the Plan of 19,886, 8,373 and 11,551 shares of Common Stock, respectively, as compensation for his services under the Consulting Agreement. The information set forth under Item 6 hereto with respect to the Consulting Agreement is incorporated by reference herein.

Except as described above in this Item 3, Mr. Vashovsky did not pay any cash or other consideration for his securities in the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Rows 11 and 13 of the cover page hereto and the related notes set forth information relating to the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Mr. Vashovsky and are incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Rows 7 through 10 of the coverpage hereto and the related notes sets forth information relating to the number of shares as to which Mr. Vashovsky has the sole or shared power to vote, or direct the vote, and sole or shared power to dispose, or to direct the disposition, and are incorporated by reference herein.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth under Item 3 hereto is incorporated by reference herein.

In addition, on December 15, 2022, Mr. Vashovsky gifted 1,746,723 shares of Common Stock to a trust for estate planning purposes and 1,203,277 shares of Common Stock to a charitable trust, in each case with no beneficial ownership retained.

On May 15, 2023, Mr. Vashovsky gifted 1,500,000 shares of Common Stock to a trust for estate planning purposes with no beneficial ownership retained.

On August 15, 2023, Mr. Vashovsky gifted 1,200,000 shares of Common Stock to a trust for estate planning purposes with no beneficial ownership retained.

On November 27, 2024, Mr. Vashovsky gifted 2,596,511 shares of Common Stock to a trust for estate planning purposes with no beneficial ownership retained.

On February 24, 2026, Mr. Vashovsky gifted 4,914,451 shares of Common Stock to a not-for-profit organization with no beneficial ownership retained.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of February 24, 2026, Mr. Vashovsky is no longer a beneficial owner of more than 5% of Common Stock.

## Signatures
- Vashovsky Stanley: /s/ Stanley Vashovsky, Stanley Vashovsky (02/26/2026)